UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42728

MASONGLORY LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 8, 25/F, CRE Centre

889 Cheung Sha Wan

Kowloon, Hong Kong

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (this “Amendment”) amends and restates in its entirety the report of foreign private issuer on Form 6-K furnished by Masonglory Limited (the “Company”) on October 22, 2026 (the “Original Report”). The Original Report included, as Exhibits 99.1, 99.2 and 99.3 thereto, the audited consolidated financial statements of Beta Beteiligungs und Besitz GmbH (“BETA”) for the fiscal years ended December 31, 2025 and 2024, the unaudited condensed consolidated financial statements of BETA for the six months ended June 30, 2026 and 2025, and unaudited pro forma condensed combined financial information that gave effect to the Company’s acquisition of a 20% equity interest in BETA as if BETA were consolidated by the Company.

The Company holds 20% of the voting power of BETA and does not control BETA. In response to comments from the staff of the Securities and Exchange Commission, the Company has concluded that its investment in BETA should be accounted for using the equity method of accounting in accordance with ASC 323, Investments—Equity Method and Joint Ventures, and that the pro forma financial information should be presented on that basis rather than on a consolidated basis.

Accordingly, this Amendment is furnished to amend and restate the Original Report in its entirety and to furnish complete copies of Exhibits 99.1, 99.2 and 99.3, with Exhibit 99.3 revised to present the unaudited pro forma condensed combined financial information on the equity method of accounting. This Amendment supersedes and replaces the Original Report in its entirety, and the unaudited pro forma condensed combined financial information furnished as Exhibit 99.3 to the Original Report should no longer be relied upon.

This report on Form 6-K/A is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-299600), as amended.

EXHIBITS

Exhibit No.	Description
99.1	Audited Consolidated Financial Statements of Beta Beteiligungs und Besitz GmbH for the Fiscal Years Ended December 31, 2025 and 2024
99.2	Unaudited Condensed Consolidated Financial Statements of Beta Beteiligungs und Besitz GmbH for the Six Months Ended June 30, 2026 and 2025
99.3	Unaudited Pro Forma Condensed Combined Financial Information of the Company giving effect to the acquisition of a 20% equity interest in Beta Beteiligungs und Besitz GmbH, accounted for using the equity method (replacing Exhibit 99.3 to the Original Report furnished on October 22, 2026)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONGLORY LIMITED

By:	/s/ Jinyu Xie
Name:	Jinyu Xie
Title:	Chief Executive Officer

Date: October 30, 2026

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